December 22, 2004

Securities & Exchange Commission
Washington D.C. 20549

Ladies and Gentlemen:

We were previously the independent auditors of Grant Life Sciences, Inc. and, under the date of April 15, 2004, we reported on the balance sheet of Grant Life Sciences, Inc. as of December 31, 2003, and the related statements of operations, stockholders’ (deficit), and cash flows for the year then ended. On December 17, 2004, we resigned as the independent auditors of Grant Life Sciences, Inc. We have read Grant Life Sciences, Inc.’s statements included under Item 4 of its Form 8-K dated December 22, 2004, and we agree with such statements.

Very truly yours,

TANNER + CO.